Exhibit 99.2

HUT 8 MINING CORP.

Unaudited Condensed Consolidated Interim Financial Statements
(In thousands of Canadian dollars)

For the three and nine months ended September 30, 2022 and 2021

HUT 8 MINING CORP.
Unaudited Condensed Consolidated Interim Statements of Financial Position
(In thousands of Canadian dollars)

As at	Note	September 30, 2022	December 31, 2021

Assets
Current assets
Cash		$33,021	$140,127
Accounts receivable and other		1,853	647
Digital assets	6	223,420	323,946
Deposits and prepaid expenses	5	7,629	3,359
		265,923	468,079
Non-current assets
Plant and equipment	7	207,365	96,126
Deposits and prepaid expenses	5	75,396	156,504
Intangible assets and goodwill	8	13,234	–
Total assets		$561,918	$720,709

Liabilities and shareholders' equity
Current liabilities
Accounts payable and accrued liabilities		$12,344	$9,570
Lease liabilities		3,920	216
Loans payable	9	11,532	16,278
		27,796	26,064
Non-current liabilities
Lease liabilities		17,298	427
Loans payable	9	17,529	23,773
Warrants liability		4,518	99,021
Deferred tax liabilities		–	5,456
Total liabilities		67,141	154,741

Shareholders' equity
Share capital	10	725,648	636,597
Warrants		2,122	2,163
Contributed surplus		11,412	11,928
Accumulated deficit		(244,405)	(188,260)
AOCI - Unrealized gain on bitcoin revaluation		–	103,540
Total shareholder's equity		494,777	565,968
Total liabilities and shareholders' equity		$561,918	$720,709

See accompanying notes to the unaudited condensed consolidated interim financial statements.

HUT 8 MINING CORP.
Unaudited Condensed Consolidated Interim Statements of Operations and Comprehensive Income
(In thousands of Canadian dollars, except for per share amounts)

		Three Months Ended		Nine Months Ended
For the periods ended September 30	Note	2022	2021	2022	2021
Revenue	13	$31,671	$50,341	$128,849	$115,873
Cost of revenue	14	(45,611)	(21,234)	(130,175)	(57,642)
Gross (loss) profit		(13,940)	29,107	(1,326)	58,231

General and administrative expenses	15	(11,216)	(10,836)	(35,028)	(26,171)
Gain on disposition of digital assets		–	–	–	182
Operating (loss) income		(25,156)	18,271	(36,354)	32,242

Foreign exchange loss		(844)	(759)	(1,528)	(1,402)
Finance expense		(1,913)	(579)	(5,620)	(949)
Finance income		48	765	920	2,122
Amortization		(344)	–	(916)	–
Gain on revaluation of warrants liability		(2,917)	–	94,504	–
Net (loss) income before tax and revaluation of digital assets		(31,126)	17,698	51,006	32,013

Gain (loss) on revaluation of digital assets		7,340	–	(97,558)	–
Deferred income tax (expense) recovery		–	5,676	(9,593)	6,455
Net (loss) income		$(23,786)	$23,374	$(56,145)	$38,468

Other comprehensive (loss) income
Items that will not be reclassified to net income
Revaluation (loss) gain on digital assets, net of tax		–	44,141	(103,540)	46,675
Total comprehensive (loss) income		$(23,786)	$67,515	$(159,685)	$85,143

Net (loss) income per share:
Basic		$(0.12)	$0.16	$(0.31)	$0.30
Diluted		$(0.12)	$0.15	$(0.31)	$0.28

Weighted average number of shares outstanding:
Basic		194,530,097	146,491,754	181,089,802	127,798,882
Diluted		194,530,097	156,041,887	181,089,802	137,349,015

HUT 8 MINING CORP.
Unaudited Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity
(In thousands of Canadian dollars)

For the nine months ended	Number of shares	Share capital	Warrants	Contributed surplus	Accumulated deficit	Accumulated other comprehensive income (loss)	Total
Balance, December 31, 2021	169,590,061	$636,597	$2,163	$11,928	$(188,260)	$103,540	$565,968
Net loss	–	–	–	–	(56,145)	–	(56,145)
Other comprehensive loss	–	–	–	–	–	(103,540)	(103,540)
Comprehensive income	–	–	–	–	(56,145)	(103,540)	(159,685)
Other equity movements
Shares issued for equity raises	25,429,978	83,261	–	–	–	–	83,261
Shares issued on vesting of RSU	1,097,499	5,147	–	(5,147)	–	–	–
Shares issued on vesting of DSU	76,296	574	–	(574)	–	–	–
Shares issued under employee stock purchase plan	17,826	55	–	–	–	–	55
Shares issued on exercise of warrants	863	3	(2)	–	–	–	1
Shares issued on exercise of options	3,333	11	–	(5)	–	–	6
Expiry of broker warrants	–	–	(39)	39	–	–	–
Share based payments	–	–	–	5,171	–	–	5,171
Balance, September 30, 2022	196,215,856	$725,648	$2,122	$11,412	$(244,405)	$–	$494,777

For the nine months ended	Number of shares	Share capital	Shares to be issued	Warrants	Contributed surplus	Accumulated deficit	Accumulated other comprehensive income	Total
Balance, December 31, 2020	97,245,223	$178,231	$398	$2,560	$4,234	$(115,549)	$45,681	$115,555
Net income	–	–	–	–	–	38,468	–	34,468
Other comprehensive income	–	–	–	–	–	–	46,675	46,675
Comprehensive income	–	–	–	–	–	38,468	46,675	85,143
Other equity movements
Shares issued for equity raises	58,682,500	337,773	–	50,396	–	–	–	388,169
Shares issued on vesting of RSU	317,313	986	–	–	(986)	–	–	–
Shares issued on vesting of DSU	42,500	53	–	–	(53)	–	–	–
Shares issued on exercise of options	170,639	1,207	–	–	(484)	–	–	723
Shares issued on exercise of warrants	7,538,522	41,748	–	(8,618)	–	–	–	33,130
Shares issued on settlement of accounts payable	380,000	398	(398)	–	–	–	–	–
Share based payments	–	–	–	–	7,325	–	–	7,325
Share based payments withholding	–	–	–	–	(728)	–	–	(728)
Balance, September 30, 2021	164,376,697	$560,396	$–	$44,338	$9,308	$(77,081)	$92,356	$629,317

HUT 8 MINING CORP.
Unaudited Condensed Consolidated Interim Statements of Cash Flows
(In thousands of Canadian dollars)

For the nine months ended September 30	2022	2021

Cash provided by (used in):

Operating activities:
Net (loss) income	$(56,145)	$38,468
Change in non-cash operating items:
Digital assets mined	(115,694)	(109,849)
Digital assets traded for cash	–	1,291
Depreciation and amortization	65,524	13,972
Gain on disposition of digital assets	–	(182)
Loss on revaluation of digital assets	97,558	–
Gain on revaluation of warrants liability	(94,504)	–
Share based payments	5,171	7,325
Income tax expense (recovery)	9,593	(6,455)
Net finance expense (income) and other	4,700	(1,173)
Foreign exchange loss	1,528	1,402
	(82,269)	(55,201)
Net change in working capital (Note 16)	(459)	1,512
Net cash used in operating activities	(82,728)	(53,689)

Investing activities
Purchase of plant and equipment	(138,380)	(34,075)
Deposits and prepaid expenses	78,108	(99,905)
Business acquisition	(30,174)	–
Net cash used in investing activities	(90,446)	(133,980)

Financing activities
Repayment of loan payable	–	(25,372)
Finance draws from equipment financing	–	18,069
Repayment of equipment financing	(13,578)	(8,859)
Proceeds from issuance of common shares, net of issuance costs	83,314	388,169
Proceeds from exercise of warrants and options	15	33,853
Finance income received	898	2,026
Finance expense paid	(5,160)	(813)
Payment (recovery) of lease obligations	(1,586)	(48)
Net cash provided by financing activities	63,903	407,025
(Decrease) increase in cash	(109,271)	219,356
Cash, beginning of period	140,127	2,816
Effect of movement in exchange rates on cash held in foreign currencies	2,165	1,053
Cash, end of period	$33,021	$223,225

HUT 8 MINING CORP.

(In thousands of Canadian dollars, except for per share amounts) Notes to Unaudited Condensed Consolidated Interim Financial Statements For the three and nine months ended September 30, 2022
1.	Organization and nature of the business

Hut 8 Mining Corp. was incorporated under the laws of the Province of British Columbia on June 9, 2011. The registered office of the Company is located at 745 Thurlow Street, Suite 2400, Vancouver, BC, Canada V6E 0C5 and the headquarters are located at 24 Duncan St., Suite 500, Toronto, ON, Canada, M5V 2B8. Hut 8 Mining Corp.’s common shares are listed under the symbol “HUT” on the Toronto Stock Exchange and The Nasdaq Global Select Market.

Hut 8 Mining Corp. and its subsidiaries (the “Company”) are primarily in the business of the mining of digital assets – with an operational focus on utilizing specialized equipment to solve complex computational problems to validate transactions on different blockchains and receiving Bitcoin in return for successful services. Additionally, the Company operates cloud and colocation date centre facilities in Canada targeting enterprise customers seeking high performance computing services.

These unaudited condensed consolidated interim financial statements (“interim financial statements”) were approved by the Company’s Board of Directors on November 10, 2022.

2.	Basis of preparation

These interim financial statements for the three and nine months ended September 30, 2022 and 2021 have been prepared in accordance with International Accounting Standards 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”).

These interim financial statements do not include all the disclosures required by International Financial Reporting Standards (“IFRS”) for annual consolidated financial statements and accordingly should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2021 (“annual financial statements”) prepared in accordance with IFRS as issued by the IASB. Certain comparative figures have been reclassified to conform to current presentation.

The preparation of the interim financial statements requires Management to make judgments, estimates and assumptions that affect the application of accounting policies and reported assets, liabilities, revenue and expenses, consistent with those described in the Company’s annual financial statements and as described in these interim financial statements. Estimates and underlying assumptions are reviewed on an ongoing basis. Estimates are based on historical experience and other assumptions that are considered reasonable in the circumstances. The actual amount or values may vary in certain instances from the assumptions and estimates made. Changes will be recorded, with corresponding effect in profit or loss, when, and if, better information is obtained. The future impact of uncertainties around the outbreak of the novel coronavirus (“COVID-19”) pandemic could generate, in future reporting periods, a significant risk of material adjustment to the reported amounts of assets, liabilities, revenue and expenses in the interim financial statements. Examples of accounting estimates and judgments that may be impacted by the pandemic include: revenue recognition, impairment of goodwill and intangible assets, and allowance for expected credit losses.

The Company is in the business of digital currencies, many aspects of which are not specifically addressed by current IFRS guidance. IFRS does not currently provide specific guidance to address many aspects of the digital asset industry. The Company is required to make judgments as to the application of IFRS and the selection of its accounting policies. The Company has disclosed its presentation, recognition and derecognition, and measurement of digital currencies, and the recognition of revenue as well as significant assumptions and judgments, however, if specific guidance is enacted by the IASB in the future, the impact may result in changes to the Company’s earnings and financial position as presented.

HUT 8 MINING CORP.

(In thousands of Canadian dollars, except for per share amounts) Notes to Unaudited Condensed Consolidated Interim Financial Statements For the three and nine months ended September 30, 2022
During the nine months ended September 30, 2021, Management reviewed the Company’s accounting classification related to the digital assets under lending agreement. Under the revised assessment, changes in fair value are recorded in other comprehensive income. Prior to this change, the revaluation of the fair value of the loans receivable was accounted for through profit or loss. Certain comparative figures have been reclassified to conform with this presentation.

3.	Selected significant accounting policies

(a)	Revenue recognition

The high performance computing business earns revenue by providing cloud and colocation services to clients. Revenue is measured at the fair value of the consideration received or receivable for services, net of discounts and sales taxes. Revenue is recognized as the related services are provided to customers. The Company applies the five step IFRS 15 Revenue from Contracts with Customers model in determining the appropriate treatment of its various sources of revenue. The principal sources of revenue to the Company and recognition of these revenues are as follows:

-
Monthly recurring revenue (“MRR”) from high performance computing services are recognized as service revenue ratably over the enforceable term of individual contracts which is typically the stated term. The Company satisfies its performance obligation as these services are made available over time. The Company believes this method to be the best representation of transfer of services as it is consistent with industry practice to measure satisfaction through passage of time.

-
Transaction price is determined as the list price of services (net of discounts) that the Company delivers to its customers, taking into account the term of each individual contract, and the ability to enforce and collect the consideration.

-
Revenue from installation services, which are not treated as distinct performance obligations, are recognized over the enforceable term of individual contracts consistent with the schedule of MRR discussed above.

-
Usage revenue (overage and consumption-based services) is recorded as service revenue in the month the usage is incurred/service is consumed by the customer, based on a fixed agreed upon amount per unit consumed.

-	Payment is typically due at the beginning of each month for MRR services and at the end of each month for usage revenue.

(i)	Sale of bundled services

The Company offers certain customers bundled connectivity, colocation, and cloud services. Total consideration in contracts with customers are allocated to distinct performance obligations based on their stand-alone selling prices. The Company determined the stand-alone selling price to be the list price at which the Company sells connectivity, and colocation and cloud services.

(ii)	Service Credits

The Company has obligations for credits under its contracts with customers when certain criteria are met. Credits are measured at agreed upon contractual rates and are recognized net of revenue and presented in total revenue on the statement of comprehensive loss.

HUT 8 MINING CORP.

(In thousands of Canadian dollars, except for per share amounts) Notes to Unaudited Condensed Consolidated Interim Financial Statements For the three and nine months ended September 30, 2022
(b)	Goodwill:

Goodwill represents the excess of the cost of the Company’s business acquisitions over the fair value of the Company’s share of the net identifiable assets of the acquired subsidiary at the date of acquisition. Goodwill is carried at cost less accumulated impairment charges and is not amortized but is subject to an impairment test annually and whenever impairment indicators are identified.

(c)	Intangible assets

Intangible assets consist of customer relationships acquired through acquisitions or business combinations.

Intangible assets acquired as part of business acquisitions are measured initially at fair value.

Intangible assets with a finite life are amortized on a straight-line basis over their estimated useful lives. Amortization is recognized over the assets’ estimated useful lives as follows:

Customer relationships	8 years

Amortization expense has been presented in profit or loss as amortization. Assets are removed from asset and accumulated amortization balances once they become fully amortized. Proceeds from disposals are netted against the related assets and accumulated amortization, and resulting gains and losses are included in profit or loss.

4.	Business acquisition

On January 31, 2022, the Company completed its acquisition of TeraGo’s cloud and colocation high performance computing business. The purchase price of the acquisition was $30.2 million. The purchase price on Closing was satisfied by delivering cash. The acquisition consisted of five data centres across Canada. The high performance computing business spans from Toronto, Ontario to Vancouver, British Columbia with more than 36,000 square feet of geo-diverse data centre space.

The acquisition has been accounted for using the acquisition method of accounting. The goodwill is primarily attributable to the ability to expand the Company’s presence in the digital asset ecosystem and strengthen its competitive position. The goodwill is deductible for tax purposes. The Company is currently evaluating the fair value of the assets acquired and liabilities assumed, and given the recent date of acquisition, the process is still ongoing. The allocation of the purchase consideration for this acquisition is preliminary and is as follows:

Net working capital	$691
Plant and equipment	24,856
Intangible assets	11,000
Goodwill	3,150
Lease liabilities	(9,523)
$30,174

As at September 30, 2022, $1.1 million of acquisition-related costs had been incurred and are included in the unaudited condensed consolidated interim statements of operations and comprehensive income for the nine months ended September 30, 2022. The pro forma operating revenue and profit related to the acquisition is not material for the three and nine months ended September 30, 2022.

HUT 8 MINING CORP.

(In thousands of Canadian dollars, except for per share amounts) Notes to Unaudited Condensed Consolidated Interim Financial Statements For the three and nine months ended September 30, 2022
5.	Deposits and prepaid expenses

As at	September 30, 2022	December 31, 2021
Current
Prepaid insurance	$2,763	$1,580
Prepaid electricity	611	1,308
Deposits related to power purchase agreement	3,000	–
Other	1,255	471
Total current deposits and prepaid expenses	$7,629	$3,359

Non-current
Deposits for equipment purchase	$46,001	$110,761
Deposits related to power purchase agreement	17,000	20,000
Deposits related to operating site development	2,962	18,609
Deposits related to electricity supply under electricity supply agreement	8,522	6,253
Other	911	881
Total non-current deposits	$75,396	$156,504

6.	Digital assets

The Company’s Bitcoin are either held in custody or subject to lending arrangements. The details of the Bitcoin are as follows:

	Amount		Number of digital assets
As at	September 30, 2022	December 31, 2021	September 30, 2022	December 31, 2021
Digital assets held in custody	$223,420	$206,531	8,388	3,518
Digital assets subject to lending arrangement	–	117,415	–	2,000
Total digital assets	$223,420	$323,946	8,388	5,518

Below is the Company’s Bitcoin mined and transacted:

	Amount	Number of Bitcoin
Total digital assets, January 1, 2021	$101,962	2,762
Bitcoin mined	165,398	2,786
Bitcoin traded for cash	(1,291)	(30)
Gain on disposition of digital assets	182	–
Revaluation of digital assets	57,695	–
Total digital assets, December 31, 2021	$323,946	5,518
Bitcoin mined	115,694	2,870
Revaluation of digital assets	(216,220)	–
Total digital assets, September 30, 2022	$223,420	8,388

Digital assets held are revalued each reporting period based on the fair market value of the price of Bitcoin on the reporting date. As at September 30, 2022, the price of Bitcoin was $26,635 (US$19,432) (December 31, 2021 – $58,707 (US$46,306)), resulting in a revaluation loss for the nine months ended September 30, 2022, of $216.2 million. The Company recorded $103.5 million of the loss in other comprehensive loss, net of taxes of $15.1 million, and the remaining loss of $97.6 million was recorded in statement of profit or loss. As at September 30, 2021, the price of Bitcoin was $55,794 (US$43,791), resulting in a revaluation gain for the nine months ended September 30, 2021, of $46.7 million, net of taxes of $6.5 million. This gain was recorded to other comprehensive income
.

HUT 8 MINING CORP.

(In thousands of Canadian dollars, except for per share amounts) Notes to Unaudited Condensed Consolidated Interim Financial Statements For the three and nine months ended September 30, 2022
7.	Plant and equipment

The changes in the carrying value of plant and equipment are as follows:

	Mining infrastructure	Mining servers	Data centre infrastructure	Computer and network equipment	Leasehold improvements	Right-of-use assets	Total
Cost
Balance, January 1, 2021	$45,287	$88,215	$–	$–	$–	$504	$134,006
Additions	1,420	85,012	–	–	–	460	86,892
Balance, December 31, 2021	46,707	173,227	–	–	–	964	220,898
Additions	30,148	106,974	283	610	365	12,611	150,991
Acquired through business acquisition	–	–	10,432	4,531	287	9,606	24,856
Balance, September 30, 2022	$76,855	$280,201	$10,715	$5,141	$652	$23,181	$396,745

Accumulated Depreciation
Balance, January 1, 2021	$21,860	$79,522	$–	$–	$–	$101	$101,483
Depreciation	6,027	17,073	–	–	–	189	23,289
Balance, December 31, 2021	27,887	96,595	–	–	–	290	124,772
Depreciation	3,212	57,050	877	1,161	80	2,228	64,608
Balance, September 30, 2022	$31,099	$153,645	$877	$1,161	$80	$2,518	$189,380

Net book value as of
December 31, 2021	$18,820	$76,632	$–	$–	$–	$674	$96,126
September 30, 2022	$45,756	$126,556	$9,828	$3,980	$572	$20,663	$207,365

During the nine months ended September 30, 2022, the Company made $12,611 (September 30, 2021 – $nil) in non-cash additions to right-of-use assets.

HUT 8 MINING CORP.

(In thousands of Canadian dollars, except for per share amounts) Notes to Unaudited Condensed Consolidated Interim Financial Statements For the three and nine months ended September 30, 2022
8.	Intangible assets and goodwill

	Customer Relationships	Goodwill	Total
Cost
Balance, January 1, 2021	$–	$–	$–
Additions	–	–	–
Balance, December 31, 2021	–	–	–
Acquired through business acquisitions	11,000	3,150	14,150
Balance, September 30, 2022	$11,000	$3,150	$14,150

Accumulated Amortization
Balance, January 1, 2021	$–	$–	$–
Amortization	–	–	–
Balance, December 31, 2021	–	–	–
Amortization	916	–	916
Balance, September 30, 2022	$916	$–	$916

Net book value as of
December 31, 2021	$–	$–	$–
September 30, 2022	$10,084	$3,150	$13,234

9.	Loans payable

The Company has a loan outstanding as at September 30, 2022, of $30.2 million with Trinity Capital Inc. (December 31, 2021 – $34.2 million), net of deferred financing costs of $1.1 million (December 31, 2021 – $1.4 million). The loan bears an interest rate of 9.5% and is secured against the financed equipment.

The Company has a loan outstanding as at September 30, 2022, of $nil (December 31, 2021 – $5.9 million) with Foundry Digital LLC. The loan bore an interest rate of 16.5% and was secured against the financed equipment, as well as digital currency and future mined digital currencies by the financed equipment. The Company settled the loan during the nine months ended September 30, 2022.

HUT 8 MINING CORP.

(In thousands of Canadian dollars, except for per share amounts) Notes to Unaudited Condensed Consolidated Interim Financial Statements For the three and nine months ended September 30, 2022
10.	Equity

(a)	Common shares

The Company has authorized share capital of an unlimited number of common shares.

	Number of shares	Amount
Balance, January 1, 2021	97,245,223	$178,231
Shares issued for services(i)	380,000	398
Shares issued for RSUs and DSUs(ii)	359,813	1,039
Shares issued for exercise of options	170,639	1,207
Shares issued for equity raises, net of issuance cost ($4,003)	58,682,500	314,756
Shares issued on exercise of warrant liability	4,089,999	109,287
Shares issued for exercise of warrants	8,661,887	31,679
Balance, December 31, 2021	169,590,061	636,597
Shares issued for equity raises, net of issuance cost ($2,241)	25,429,978	83,261
Shares issued for RSUs and DSUs(ii)	1,173,795	5,721
Shares issued under employee share purchase plan	17,826	55
Shares issued for exercise of options	3,333	11
Shares issued on exercise of warrants	863	3
Balance, September 30, 2022	196,215,856	$725,648

(i)	Shares issued as payment of invoices to key service providers.
(ii)	Shares issued upon vesting of restricted share units (“RSU”) and deferred share units (“DSU”), net of employment withholdings.

February 2022 At-the-market Equity Program (“February 2022 ATM”)

On February 11, 2022, the Company entered into the February 2022 ATM offering agreement to sell the Company’s common shares with maximum proceeds of up to $82.3 million (US$65.0 million). The Company completed the February 2022 ATM on July 18, 2022 and during the nine months ended September 30, 2022 issued 24,429,460 common shares totaling $82.3 million (US$65.0 million) under the ATM and incurred $2.2 million (US$1.7 million) in issuance cost.

August 2022 At-the-market Equity Program (“August 2022 ATM”)

On August 17, 2022, the Company entered into the August 2022 ATM equity distribution agreement to sell the Company’s commons shares with maximum proceeds of up to $274.1 million (US$200.0 million). During the nine months ended September 30, 2022, the Company issued 1,000,518 common shares totaling $2.6 million (US$2.0 million) under the August 2022 ATM and incurred $0.06 million (US$0.04 million) in issuance cost. Subsequent to the nine months ended September 30, 2022, the Company did not complete any issuances under the August 2022 ATM.

HUT 8 MINING CORP.

(In thousands of Canadian dollars, except for per share amounts) Notes to Unaudited Condensed Consolidated Interim Financial Statements For the three and nine months ended September 30, 2022
(b)	Incentive plan

Stock options

The stock option activity is as follows:

	Number of options	Weighted average exercise price
Balance, January 1, 2021	761,667	$4.38
Granted	60,000	6.57
Forfeiture	(104,361)	1.96
Exercised	(170,639)	4.23
Options outstanding, December 31, 2021	546,667	5.13
Exercised	(3,333)	1.80
Forfeiture	(63,334)	2.30
Options outstanding, September 30, 2022	480,000	$5.00
Options exercisable, September 30, 2022	480,000	$5.00

During the nine months ended September 30, 2022, the Company recorded a total of $0.1 million (September 30, 2021 – $0.2 million) as share-based compensation expense related to stock options. During the nine months ended September 30, 2021, the Company also recorded a reversal of share-based compensation totaling $0.2 million due to forfeiture of 63,334 options. The compensation expense was based on the fair value of each stock option on the date of the grant using the Black-Scholes option pricing model. No stock options were granted for the nine months ended September 30, 2022.

Restricted Share Units (“RSUs”) and Deferred Share Units (“DSUs”)

During the nine months ended September 30, 2022, the Company recorded a total $5.4 million (September 30, 2021 – $7.4 million) as share-based compensation expense related to RSUs and DSUs.

11.	Financial instruments and risk management

Financial hierarchy:

Financial instruments recorded at fair value are classified using a fair value hierarchy that reflects the significance of inputs used in making the measurements. The hierarchy is summarized as follows:

Level 1:	Unadjusted quoted prices in active markets for identical assets and liabilities;
Level 2:	Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly from observable market data; and
Level 3:	Inputs that are not based on observable market data.

The Company’s financial instruments have been classified as follows:

HUT 8 MINING CORP.

(In thousands of Canadian dollars, except for per share amounts) Notes to Unaudited Condensed Consolidated Interim Financial Statements For the three and nine months ended September 30, 2022
September 30, 2022	Level 1	Level 2	Level 3	Total
Fair value carried through profit and loss
Warrants Liability	$–	$4,518	$–	$4,518
Deposits	77,485	–	–	$77,485

December 31, 2021	Level 1	Level 2	Level 3	Total
Fair value carried through profit and loss
Warrants Liability	–	99,021	–	$99,021
Deposits	$156,093	$–	$–	$156,093

The Company determined that the carrying value of cash, accounts receivable, accounts payable and accrued liabilities approximate the corresponding fair value because of the relatively short periods to maturity of these instruments and the low credit risk.

The loans payable balance has a carrying value of $29.1 million (December 31, 2021 – $40.1 million) and a fair value of $30.2 million (December 31, 2021 – $41.5 million). The fair value is determined based on the cost of borrowing for a company with a similar risk profile (Level 2).

12.	Digital assets and risk management

(a)	Digital assets

Digital assets are measured using Level 2 fair values, determined by taking the rate from CoinMarketCap.

Digital asset prices are affected by various forces including global supply and demand, interest rates, exchange rates, inflation or deflation and the global political and economic conditions. The profitability of the Company is directly related to the current and future market price of digital assets; in addition, the Company may not be able liquidate its inventory of digital assets at its desired price if required. A decline in the market prices for digital assets could negatively impact the Company’s future operations. The Company has not hedged the conversion of any of its sales of digital assets.

Digital assets have a limited history and the fair value historically has been relatively volatile. Historical performance of digital assets is not indicative of their future price performance. The Company’s digital assets currently solely consist of Bitcoin.

The Company’s digital assets subject to Lending Arrangements are exposed to credit risk. The Company limits its credit risk by loaning the digital assets to counterparties that are believed to have sufficient capital to meet their obligations as they come due based on the Company’s review of their size, credit quality and reputation. As of each reporting period, the Company assesses if there are significant increases in credit risk requiring recognition of a loss or write-down. Such loss or write-down would be reflected in the fair value of the digital assets subject to Lending Arrangements. While the Company intends to only transact with counterparties that it believes to be creditworthy, there can be no assurance that a counterparty will not default and that the Company will not sustain a material loss on a transaction as a result. During the nine months ended September 30, 2022, the Company terminated the Lending Agreements and retrieved the digital assets lent under the Lending Agreements.

The Company uses the services of BitGo Trust Company Inc. and NYDIG Trust Company LLC. The Company does not self-custody its Bitcoin.

As at September 30, 2022, had the market price of Bitcoin increased or decreased by 10% with all other variables held constant, the corresponding digital assets value increase or decrease respectively would amount to $22.3 million.

HUT 8 MINING CORP.

(In thousands of Canadian dollars, except for per share amounts) Notes to Unaudited Condensed Consolidated Interim Financial Statements For the three and nine months ended September 30, 2022
13.	Revenue

The details of our revenue by type are as follows:

	Three months ended		Nine months ended
For the periods ended September 30	2022	2021	2022	2021
Digital assets mined	$27,268	$47,935	$115,694	$109,849
High performance computing	4,403	–	12,404	–
Hosting fees	–	2,406	751	6,024
Total revenue	$31,671	$50,341	$128,849	$115,873

14.	Cost of revenue

The details of our costs of revenue by type are as follows:

	Three months ended		Nine months ended
For the periods ended September 30	2022	2021	2022	2021
Site operating costs	$(20,272)	$(16,042)	$(65,567)	$(43,670)
Depreciation	(25,339)	(5,192)	(64,608)	(13,972)
Total cost of revenue	$(45,611)	$(21,234)	$(130,175)	$(57,642)

15.	General and administrative expenses

The details of our general and administrative expenses by type are as follows:

	Three months ended		Nine months ended
For the periods ended September 30	2022	2021	2022	2021
Professional fees	$(1,507)	$(1,792)	$(6,127)	$(5,010)
General, marketing, office and other	(1,869)	(383)	(5,150)	(823)
Sales tax expense	(1,462)	(4,001)	(6,649)	(5,802)
Share based payments	(1,895)	(2,801)	(5,171)	(7,325)
Salary and benefits	(2,012)	(670)	(5,798)	(3,207)
Insurance expense	(1,894)	(852)	(4,319)	(1,680)
Investor relations and regulatory	(577)	(337)	(1,814)	(2,324)
Total general and administrative expense	$(11,216)	$(10,836)	$(35,028)	$(26,171)

16.	Supplementary cashflow information

Change in working capital for the nine months ended September 30, 2022 and 2021 was as follows:

For the nine months ended September 30	2022	2021
Accounts receivable and other	$(51)	$355
Prepaid expenses	(495)	(3,582)
Accounts payable and accrued liabilities	87	4,739
	$(459)	$1,512